Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 27, 2018

Re:	iConsumer Corp.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 9, 2018

File No. 024-10795

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of March 20, 2018 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Risk Factors

The company is depending on the incentive of ownership in the company to attract customers., page 7

1. We note that the amount of the reward to consumers will vary depending upon the product being purchased. However please clarify whether the relative split between stock and Bitcoin will remain the same regardless of the purchase. If not, explain why and how this will be communicated to consumers. Explain your statements "[h]istorically, the amount of the incentive is calculated based upon a consumer receiving ownership priced at the most recent price for its equity. The company anticipates changing this calculation up and down, due to the market or other forces."

The Company will not maintain the same relative split between stock and Bitcoin, consistent with its practice prior to offering Bitcoin when it did not maintain the same relative split between stock and cash. The changing price of the stock, currently based upon the offering price and when the market for the stock is sufficiently liquid, upon the market price, will necessitate a change in the split. The current price of the Company’s stock is always reflected in a footnote entitled “iConsumer Stock” on the Company’s website.

The prices of blockchain assets are extremely volatile, page 11

2. We note your statement in response to our prior comment 5 that the company will bear the exchange rate risk between the time the cryptocurrency is tendered and the date the investment is accepted and exchanged for U.S. Dollars, and that this lapse in time will be typically less than a week. Please revise to include this information in your risk factor.

The Company has added disclosure to the risk factor.

Plan of Distribution, page 15

3. You indicate that the company is initially "offering its securities in all states other than Texas, Florida, Arizona, Nebraska, New Jersey, Washington and North Dakota." Clarify whether this means that you will not permit member purchases in those states.

The Company will permit potential members resident in those states to use the Company’s services and become members. However, until the Company is registered in those states that require it to register as an issuer-dealer or until its principal, Robert Grosshandler is registered as an issuer agent in those states that require such registration, it will not issue securities to members in those states. Members will be asked to represent that they are not residents of any of the states in which the Company or its agent is not registered. If the member cannot make the representation and will not execute the Subscription Agreement, it will not receive stock. Once the required registration in the applicable state is effective, the member will be asked to complete a Subscription Agreement with respect to securities that will be issued for activities that occur after such registration is effective.

4. You state in response to our prior comment 5 that you may accept a wide variety of cryptocurrencies in payment. Substantially revise your Plan of Distribution to clearly explain the process for making payment in cryptocurrencies. Such discussion should include a definitive timeframe for when payment must be submitted, accepted for payment, converted to dollars and shares issued to the investor. Clarify whether the timeframe that you may hold an investor's funds is indefinite due to the uncertainty as to how long due diligence may take.

The Company has revised the Plan of Distribution to clarify that it will only accept cash, Bitcoin and Ether. It has also clarified in that section that the due diligence process may take longer than one week.

The Incentive Program, page 17

5. We note your statement that "rebates that are to be delivered as Bitcoin are typically calculated as a percentage of the purchase price." However, it is unclear when the member is credited with Bitcoin. We note that the member may not transfer the Bitcoin until after the right of return of the purchased goods expires; however during this time is the purchaser's earned award expressed in dollars until the right of return expires and the person requests a transfer of Bitcoin? In addition, after the right of return expires, may a member request a conversion to Bitcoin, but keep the Bitcoin in the company's cryptocurrency wallet?

The amount of the reward a transaction generates is reported to a member immediately after purchase in Bitcoin. The amount of Bitcoin is fixed at the price in effect on the purchase date, subject to returns and adjustments. The amount of the reward (Bitcoin earned) is expressed only in Bitcoin, never in cash. The Bitcoin remains in the company’s control until such time as the customer requests that the Bitcoin be transferred to the customer’s wallet or exchange account. As outlined elsewhere, the Company uses a combination of futures market hedging, cryptocurrency wallets and accounts to facilitate transactions and mitigate risk. Prior to December 23, 2017, the Company reported information to a member immediately after a purchase was completed, showing the amount of cash earned. The Company’s interface handles reporting transactions that occurred before and after December 23, 2017 either in cash or in Bitcoin, never both.

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Securities Being Offered, page 29

6. We note your response to our prior comment 15. Clarify that preferred shares held by a shareholder as of January 12, 2018 that are transferred will no longer have the liquidation preference. Clarify whether shareholders who earned shares through your rewards program prior to January 12, 2018 are considered shareholders of record. Tell us your basis under applicable state corporate law for issuing the same series of preferred stock with different rights, and why this amendment was necessary for quotation of your preferred stock on the OTCQB market.

The Company has added disclosure clarifying the status of shares transferred after January 12, 2018 and of shares earned as rewards that were still held as of that date. The Company has also clarified in the Offering Circular that members who earned and were issued shares prior to January 12, 2018 are considered shareholders of record as of that date. Members are not shareholders of record unless they are issued shares. The Company has been advised by its corporate counsel that under authority granted to it under Delaware General Corporation Law Section 151 it may change the preferences applicable to shareholders who receive shares after the date of the amendment and thereby have two series within the Series A Preferred Stock. The amendment was necessary since, in connection with establishing trading on the OTCQB, the company was informed that the transfer of shares from the books of its transfer agent onto the books of a broker-dealer (and thus into a street name) eliminates the ability to track original issue price for subsequent holders, thus making the ability to calculate the liquidation preference in the event of a liquidation impossible.

General

7. We note that you encourage existing members to recruit persons to become members. We note that if a member successfully recruits a new member, the member earns "5% of their shopping earnings for life." Clarify whether this reward is paid in the form of stock. Please tell us why members who recruit persons to become members through shopping (which involves the receipt of rewards stock following qualified purchases) are not acting as unregistered broker-dealers.

The "5% for life" reward is calculated solely upon Bitcoin earnings and paid solely in Bitcoin, and not in the form of stock.

According to the Commission and the Staff, factors indicating that a person is “engaged in the business” of being a broker-dealer include, among others, the receipt of transaction-related compensation; holding oneself out as a broker, such as by executing trades or by assisting in settling securities transactions; and participating in the securities business with some degree of regularity.

Referring members will not hold themselves out as brokers or effect securities transactions and will not be participating in the securities business with any degree of regularity.

The objective of this program is to generate a larger number of revenue-generating members for the Company. The referring members earn the reward on the basis of the new members' economic activity that generates revenues for the Company. While the new members will earn shares from their shopping activities, as all members do, the issuance of shares is incidental to the main purpose of the referrals, which is to generate additional revenue for the Company, similar to referral programs operated by other online businesses. The referring members have no "salesman's stake" in any securities transaction.

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8. With regard to your response to our prior comment 16, we note your statement that the company has not issued any shares since May 2017. We note, however, that your website continues to offer shares with every purchase, and it appears that customers have continued to earn shares since that time. Tell us how many shares have been earned since May 23, 2017 and the current status of those shares. Please provide us your analysis of why the continuation of your rewards program since February 13, 2018, the date on which your prior Form 1-A was required to be updated under 252(f) of Regulation A, does not constitute an ongoing offer and sale pursuant to Section 5 of the Securities Act of 1933.

The shares were offered subject to the terms and conditions of the Stock Awards program, which state that awards under the program may only be made in compliance with securities law, that Stock Awards may be cancelled or suspended and that the Company may change the amount and nature of the rewards. As is noted in the Offering Circular, the Company is under no obligation to issue shares unless it has an Offering Statement qualified by the Commission at the time a customer makes a purchase.

The Company will issue approximately 4,926,795.21 shares to members with respect to their activity between May 23, 2017 and February 13, 2018, covered by the Offering Statement that was in effect at that time, subject to returns, allowances, and member execution of the Subscription Agreement.

While “offers” continued to be made by the website after February 13, 2018, the offer made by the website was permitted by the terms of Rule 255 under the Securities Act. Under the terms of the Stock Awards program, no shares were earned after that date and will not be issued with respect to any activities in that period; there were no sales of securities. No shares will be issued to or earned by members until the Company has a qualified Offering Statement covering such issuance.

9. We note your response to our prior comment 1. Further revise your offering statement to remove all references to blockchain technologies, tokens or cryptocurrencies other than Bitcoin because you are only offering Bitcoin as part of your rebate program. If you retain any discussion referencing future cryptocurrency ventures, you must disclose where you are in development, what must still be done, how much has been spent to date to develop the venture and how much must still be spent for the venture to come to fruition.

The Company has revised the Offering Statement as requested by the Staff.

10. We note your response to our prior comment 15. Please file the amended certification of designations as an exhibit.

The amendment to the certificate of designations was filed by the Company on January 29, 2018 as Exhibit 2.2 to the Offering Statement.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler

iConsumer Corp.

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